Mail Stop 3561

September 29, 2006

José Luis Magalhães Salazar
Chief Financial Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos, 425/8° andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil

      Re: **Tele Norte Leste Participações S.A.**
              Form 20-F for Fiscal Year Ended December 31, 2005
              Filed June 30, 2006
              File No. 1-14487

Dear Mr. Salazar:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

              Sincerely,

              Larry Spirgel
              Assistant Director